[ENERGY SERVICES OF AMERICA CORPORATION LETTERHEAD]

April 11, 2011

VIA FACSIMILE AND EDGAR
(703) 813-6983

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Energy Services of America Corporation Registration Statement on Form S-3 File No. 333-172314 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C and in connection with the above-referenced Registration Statement, Energy Services of America Corporation (the “Company”) hereby requests that said Registration Statement on Form S-3 be declared effective at 4:00 p.m. on April 13, 2011 or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Alan Schick (202-274-2008) or Adam P. Wheeler (202 274-2013) of Luse Gorman Pomerenk & Schick, P.C.

Very truly yours,

/s/ Edsel R. Burns
Edsel R. Burns
Chief Executive Officer